UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 4, 2023

Date of Report: (Date of earliest event reported)

MASTERWORKS 066, LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1369881
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events.

Estimated NAV Per Share as of September 30, 2023

Masterworks 066, LLC (“we”, “our” or the “Company”) is filing this Current Report on Form 1-U to report its estimated net asset value per Class A share (“Estimated NAV Per Share”), as determined in accordance with the Company’s valuation procedures. Our Estimated NAV Per Share as of September 30, 2023 was $18.69.

Estimated NAV Per Share reflects our estimate of the net asset value of a Class A share, after deduction of all administrative services fees and profits interests held by Masterworks. The Estimated NAV Per Share at any given date is equal to (x) the most recent appraised fair market value of the Company’s artwork as of such date, less (y) the pro forma value attributable to our Class B shares representing profits interests implied based on such fair market value (if any), divided by (z) the number of our outstanding Class A shares, inclusive of Class A shares issued to Masterworks Administrative Services, LLC (the “Administrator”) pursuant to the Administrative Services Agreement, as of the date of the estimated net asset value.

Artwork appraisals are performed by Masterworks in conformity with the 2020-21 Uniform Standards of Professional Appraisal Practice (“USPAP”) developed by the Appraisal Standards Board of the Appraisal Foundation (and in effect until December 31, 2023) using a sales comparison approach, provided there are potential conflicts of interest as noted below. Appraisals are intended to estimate the “fair market value” of the artwork which is the price that the artwork would sell for on the open market between a willing buyer and a willing seller, with neither being required to act, and both having reasonable knowledge of the relevant facts, as defined in IRS Publication 561.

Potential Conflicts of Interest

Appraisals are performed by employees of the Administrator. The Administrator receives equity-based compensation for the administration of the artwork and its affiliates have economic interests in the Masterworks business, as well as profits interests in our Company. The compensation of employees of the Administrator is not directly contingent upon the performance of any appraisal, including reporting of a predetermined value or direction in value that favors the cause of Masterworks, the appraised fair market value, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of any appraisal. Although the Administrator may have conflicts of interest, the Administrator has taken steps it deems reasonable in seeking to ensure that employees and others involved in performing appraisals can act independently of Masterworks and free from bias; no assurance can be given that a truly independent appraisal would not produce a different outcome. Masterworks engages an unaffiliated qualified third-party appraisal firm on an annual basis to conduct an appraisal review, in accordance with USPAP, of Masterworks’ internal appraisals with an effective date of December 31.

Other Important Disclosures

The Estimated NAV Per Share reflects our estimate of the net asset value of a Class A share, after deduction of all administrative services fees and profits interests held by Masterworks, but does not include any reduction for any expenses or costs for which we would be responsible in connection with a sale transaction. Estimated NAV Per Share should not be construed as a proxy for the fair market value of a Class A share or any advice or guidance with respect to the value that you might receive for a Class A share on the Masterworks secondary market. Fair market value of a Class A share will be influenced by several other factors, including, without limitation, the perceived likelihood of a sale of the artwork taking place, the perceived timing of any such sale, the perceived future appreciation rate of the artwork and general market and economic conditions. The fair market value of the artwork determined by the Administrator’s appraisal is only valid as of the effective date and does not reflect any sales of objects conducted after the effective date. The effective date differs from the issuance date. Masterworks is active in bidding in the auction market. If there is a sale of a work that Masterworks has purchased at public auction that qualifies as comparable to the target object, the comparable sale may be included in the comparable data set used to perform the appraisal at the discretion of the appraiser. Masterworks does not typically appraise artwork that has been transferred to or acquired by a Masterworks issuer entity within six months prior to an applicable appraisal effective date and if an artwork has been transferred to or acquired by a Masterworks issuer entity within one year prior to the appraisal effective date and no public auction sales of comparable artwork have occurred subsequent to the consummation of the offering, Masterworks will conduct an appraisal and may conclude that the value of the artwork equals the aggregate price paid by investors for the issuer’s shares in the offering. The future realizable value of a fine artwork may differ widely from its estimated or appraised value for a variety of reasons, many of which are unpredictable and impossible to discern. Valuation is heavily reliant on an analysis of sales history of similar artwork. Experts often differ on which historical sales are comparable and the degree of comparability. The attempt to discern value from historical sales data is extremely challenging for a variety of reasons and the internally compiled appraisals by the Administrator are subject to the same conditions and limitations of subjective value outlined in the Company’s Offering Circular for its initial offering pursuant to Regulation A.

FOR THE FORGOING REASONS YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE ESTIMATED NAV PER SHARE.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 066, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: October 4, 2023